UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                             FORM 11-K
  (Mark One)
  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
  EXCHANGE ACT OF 1934

  For the fiscal year end December 31, 1999
                          ------------------

                                 OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

  For the transition period from ________ to ________

                  Commission file number 0-15386

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

	     Cerner Corporation Foundations Retirement Plan
                      2800 Rockcreek Parkway
                      Kansas City, MO  64117

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  CERNER CORPORATION FOUNDATIONS
                          RETIREMENT PLAN

                Financial Statements and Schedules

                    December 31, 1998 and 1997

            (With Independent Auditors' Report Thereon)

                   Independent Auditors' Report



  The Board of Directors
  Cerner Corporation:


  We have audited the accompanying statements of net assets available for participants of the Cerner Corporation Foundations Retirement Plan as of December 31, 1998 and 1997 and the related statements of changes in net assets available for participants for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participants of the Cerner Corporation Foundations Retirement Plan as of December 31, 1998 and 1997 and the changes in net assets available for participants for the years then ended, in conformity with generally accepted accounting principles.

  Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for participants and the statements of changes in net assets available for participants is presented for purposes of additional analysis rather than to present the net assets available for participants and changes in net assets available for participants of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                        KPMG, LLP

  June 15, 1999

  CERNER CORPORATION
  FOUNDATIONS RETIREMENT PLAN

  Statement of Net Assets Available for Participants

  December 31, 1998



  _________________________________________________________________________________________________________________________
                                                 Fund A      Fund B      Fund C     Fund D     Fund E     Fund F    Fund G
  _________________________________________________________________________________________________________________________
  Investments at fair value:
    Common stock of Cerner Corporation,
     1,276,229 shares (cost $16,241,387)     $ 34,139,126           -          -          -          -          -        -
    Twentieth Century Ultra Fund,
     321,455 shares (cost $9,141,810)                   -  10,739,820          -          -          -          -        -
    Twentieth Century Growth Fund,
     261,509 shares (cost $6,424,060)                   -           -  7,102,584          -          -          -        -
    Twentieth Century Select Fund,
     91,878 shares (cost $4,013,307)                    -           -          -  4,354,084          -          -        -
    American Century Balanced Fund,
     116,479 shares (cost $2,101,482)                   -           -          -          -  2,151,364          -        -
    Benham Preservation Trust,
     1,556,636 shares (cost $1,556,636)                 -           -          -          -          -  1,556,636        -
    American Century Value Fund,
     46,347 shares (cost $311,147)                      -           -          -          -          -          -  280,397
  __________________________________________________________________________________________________________________________
  Total investments                            34,139,126  10,739,820  7,102,584  4,354,084  2,151,364  1,556,636  280,397

  Cash                                              2,662           -          -          -          -          -        -
  Contributions receivable:
    Associates                                    112,205      96,785     69,083     42,096     22,787      9,627    8,784
    Employer                                       73,910           -          -          -          -          -        -
  __________________________________________________________________________________________________________________________
  Net assets available for participants      $ 34,327,903  10,836,605  7,171,667  4,396,180  2,174,151  1,566,263  289,181
                                              ===========  ==========  =========  =========  =========  =========  =======

__________________________________________________________________________________________
                                                    Fund H   Fund I   Loans       Total
  ________________________________________________________________________________________
  Investments at fair value:
   Common stock of Cerner Corporation,
     1,276,229 shares (cost $16,241,387)                 -        -        -   34,139,126
    Twentieth Century Ultra Fund,
     321,455 shares (cost $9,141,810)                    -        -        -   10,739,820
    Twentieth Century Growth Fund,
     261,509 shares (cost $6,424,060)                    -        -        -    7,102,584
    Twentieth Century Select Fund,
     91,878 shares (cost $4,013,307)                     -        -        -    4,354,084
    American Century Balanced Fund,
     116,479 shares (cost $2,101,482)                    -        -        -    2,151,364
    Benham Preservation Trust,
     1,556,636 shares (cost $1,556,636)                  -        -        -    1,556,636
    American Century Value Fund,
     46,347 shares (cost $311,147)                       -        -        -      280,397
    Twentieth Century International Growth Fund,
     18,439 shares (cost $174,860)                 176,646        -        -      176,646
    Charles B. Schwab Personal Choice Account,
     271,677 shares (cost $271,677)                      -  271,677        -      271,677
    Loans to participants, at cost                       -        -  429,720      429,720
  ________________________________________________________________________________________
  Total investments                                176,646  271,677  429,720   61,202,054

  Cash                                                   -        -        -        2,662
  Contributions receivable:
    Associates                                       8,180        -        -      369,547
    Employer                                             -        -        -       73,910
  ________________________________________________________________________________________
  Net assets available for participants          $ 184,826  271,677  429,720   61,648,173
                                                  ========  =======  =======   ==========

  See accompanying notes to financial statements.


  CERNER CORPORATION
  FOUNDATIONS RETIREMENT PLAN

  Statements of Net Assets Available for Participants

  December 31, 1997

                                            Fund A      Fund B       Fund C      Fund D     Fund E     Fund F      Loans    Total
___________________________________________________________________________________________________________________________________

Investments at fair value:
  Common stock of Cerner Corporation,
    1,183,773 shares (cost $12,722,524)   $ 25,007,205          -          -          -          -          -         -  25,007,205
  Twentieth Century Ultra Fund,
    234,686 shares (cost $6,294,325)                 -  6,406,922          -          -          -          -         -   6,406,922
  Twentieth Century Growth Fund,
    162,194 shares (cost $3,701,215)                 -          -  3,894,288          -          -          -         -   3,894,288
  Twentieth Century Select Fund,
    57,859 shares (cost $2,365,005)                  -          -          -  2,464,266          -          -         -   2,464,266
  American Century Balanced Fund,
    83,541 shares (cost $1,449,721)                  -          -          -          -  1,515,435          -         -   1,515,435
  Benham Capital Preservation Trust,
    1,055,090 shares (cost $1,055,090)               -          -          -          -          -  1,055,090         -   1,055,090
  Loans to participants, at cost                     -          -          -          -          -          -   325,261     325,261
  _________________________________________________________________________________________________________________________________
  Total investments                         25,007,205  6,406,922  3,894,288  2,464,226  1,515,435  1,055,090   325,261  40,668,427

  Cash                                          96,045          -          -          -          -          -         -      96,045
  Contributions receivable:
    Associates                                  77,206     58,261     35,421     23,223     11,580      7,174         -     212,865
    Employer                                    42,573          -          -          -          -          -         -      42,573
  _________________________________________________________________________________________________________________________________
  Net assets available for participants   $ 25,223,029  6,465,183  3,929,709  2,487,449  1,527,015  1,062,264   325,261  41,019,910
                                            ==========  =========  =========  =========  =========  =========   =======  ==========

  See accompanying notes to financial statements.


  CERNER CORPORATION
  FOUNDATIONS RETIREMENT PLAN

  Statements of Changes in Net Assets Available for Participants

  Year ended December 31, 1998

  _________________________________________________________________________________________________________________________
                                                 Fund A      Fund B      Fund C     Fund D     Fund E     Fund F    Fund G
  _________________________________________________________________________________________________________________________
  Additions to net assets attributed to:
    Net appreciation (depreciation) in
     fair value of investments               $  6,977,299   1,601,533    546,228    304,801     15,638          -  (30,816)
    Interest and dividends                          2,458     907,512  1,155,797    728,861    257,078     78,549   43,831
    Interfund transfers                           (88,582)    (54,141)    51,432     50,326    (24,598)  (321,339) 103,264
    Employer contributions (note 2)             1,026,321           -          -          -          -          -        -
    Associates' contributions (note 2)          3,209,961   2,719,019  1,796,002  1,124,564    628,814    981,446  199,184
    Loan repayments                                70,041      37,202     27,912      7,166      8,940      1,423      299
  __________________________________________________________________________________________________________________________
  Total additions (deductions)                 11,197,498   5,211,125  3,577,371  2,215,718    885,872    740,079  315,762
  __________________________________________________________________________________________________________________________
  Deductions from net assets attributed to:
    Distributions to associates (note 3)       (2,045,232)   (768,522)  (295,460)  (278,506)  (235,648)  (198,596) (25,830)
    Loans to participants                         (46,919)    (70,589)   (39,561)   (28,017)    (2,990)   (37,305)    (689)
    Investment expenses                              (473)       (592)      (392)      (464)       (98)      (179)     (62)
  __________________________________________________________________________________________________________________________
  Total (deductions) additions                 (2,092,624)   (839,703)  (335,413)  (306,987)  (238,736)  (236,080) (26,581)
  __________________________________________________________________________________________________________________________
  Net increase                                  9,104,874   4,371,422  3,241,958  1,908,731    647,136    503,999  289,181

  Net assets available for participants:
    Beginning of year                          25,223,029   6,465,183  3,929,709  2,487,449  1,527,015  1,062,264        -
  __________________________________________________________________________________________________________________________
    End of year                              $ 34,327,903  10,836,605  7,171,667  4,396,180  2,174,151  1,566,263  289,181
                                              ===========  ==========  =========  =========  =========  =========  =======

 ______________________________________________________________________________________
                                                 Fund H   Fund I   Loans       Total
  _____________________________________________________________________________________
  Additions to net assets attributed to:
    Net appreciation (depreciation) in
     fair value of investments               $    1,014        -        -    9,415,697
    Interest and dividends                        2,845   42,058   32,414    3,251,403
    Interfund transfers                          54,019  229,619        -            -
    Employer contributions (note 2)                   -        -        -    1,026,321
    Associates' contributions (note 2)          132,367        -        -   10,791,357
    Loan repayments                                 424        - (153,407)           -
  ______________________________________________________________________________________
  Total additions (deductions)                  190,669  271,677 (120,993)  24,484,778
  ______________________________________________________________________________________
  Deductions from net assets attributed to:
    Distributions to associates (note 3)         (2,370)       -   (4,091)  (3,854,255)
    Loans to participants                        (3,473)       -  229,543            -
    Investment expenses                               -        -        -       (2,260)
  ______________________________________________________________________________________
  Total (deductions) additions                   (5,843)       -  225,452   (3,856,515)
  ______________________________________________________________________________________
  Net increase                                  184,826  271,677  104,459   20,628,263

  Net assets available for participants:
    Beginning of year                                 -        -  325,261   41,019,910
  ______________________________________________________________________________________
    End of year                              $  184,826  271,677  429,720   61,648,173
                                              =========  =======  =======   ==========

  See accompanying notes to financial statements.


  CERNER CORPORATION
  FOUNDATIONS RETIREMENT PLAN

  Statement of Changes in Net Assets Available for Participants

  Year ended December 31, 1997

__________________________________________________________________________________________________________________________________
                                            Fund A     Fund B     Fund C     Fund D     Fund E   Fund F      Loans        Total
__________________________________________________________________________________________________________________________________
Additions to net assets attributed to:
  Net appreciation (depreciation) in
   fair value of investments           $  6,448,871   (287,262)   188,217    123,294    42,868          -          -     6,515,988
  Interest and dividends                      2,309  1,300,685    569,444    390,093   148,336     52,183     25,618     2,488,668
  Interfund transfers                       192,065   (105,418)   (93,907)    43,729     1,650    (38,119)         -             -
  Employer contributions (note 2)           730,281          -          -          -         -          -          -       730,281
  Associates' contributions (note 2)      2,684,698  1,832,993  1,079,568    688,480   411,947    259,980                6,957,666
  Loan repayments                            64,596     23,188     13,762      9,062     1,965        266   (112,839)            -
__________________________________________________________________________________________________________________________________
Total additions (deductions)             10,122,820  2,764,186  1,757,084  1,254,658   606,766    274,310    (87,221)   16,692,603
__________________________________________________________________________________________________________________________________
Deductions from net assets attributed to:
  Distributions to associates (note 3)   (1,009,580)  (512,867)  (323,325)  (253,445)  (97,000)   (42,139)   (31,107)   (2,269,463)
  Loans to participants                     (82,752)   (28,142)   (24,511)    (6,603)   (3,000)   (12,000)   157,008             -
  Investment expenses                          (672)      (342)      (149)      (239)     (133)       (51)         -        (1,586)
__________________________________________________________________________________________________________________________________
Total (deductions) additions             (1,093,004)  (541,351)  (347,985)  (260,287) (100,133)   (54,190)   125,901    (2,271,049)
__________________________________________________________________________________________________________________________________
Net increase                              9,029,816  2,222,835  1,409,099    994,371   506,633    220,120     38,680    14,421,554

Net assets available for participants:
  Beginning of year                      16,193,213  4,242,348  2,520,610  1,493,078 1,020,382    842,144    286,581    26,598,356
__________________________________________________________________________________________________________________________________
  End of year                          $ 25,223,029  6,465,183  3,929,709  2,487,449 1,527,015  1,062,264    325,261    41,019,910
                                         ==========  =========  =========  ========= =========  =========    =======    ==========

  See accompanying notes to financial statements.

                   CERNER CORPORATION FOUNDATIONS
                         RETIREMENT PLAN

                   Notes to Financial Statements
                    December 31, 1998 and 1997

    (1)  Summary of Significant Accounting Policies

    General

    The following brief description of the Cerner Corporation Foundations Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

    The Plan was adopted by the Board of Directors of Cerner Corporation (the Company or Employer) effective November 1, 1987. The Plan is administered by a third-party administrator. All full-time associates of the Company are eligible for participation in the Plan after attaining age eighteen.

    Basis of Presentation

    The accompanying financial statements have been prepared on the accrual basis in conformity with generally accepted accounting principles and present the Plan's net assets available for participants and changes in those net assets.

    Expenses

    Substantially all costs and expenses incurred in administering the Plan are paid by the Company. Expenses related to issuance of loans to participants are charged to the participant obtaining the loan.

    Investments

    The Plan's investments and earnings thereon are held in a bank trust account. The fair values of investments are based principally on quotations from national securities exchanges. Purchases and sales of securities are recorded on a trade-date basis.

    Loans to Participants

    At the discretion of the Company, loans may be made to participants in an amount up to 50% of the participant's self-directed funds balance. The loan period may not exceed ten years and the interest rate is prime plus 1%.

    Use of Estimates

    The Plan utilizes a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                                    6
                                                     (Continued)

                  CERNER CORPORATION FOUNDATIONS
                         RETIREMENT PLAN

                   Notes to Financial Statements
                    December 31, 1998 and 1997



    (2)  Contributions

    Participating associates may elect to make pretax contributions from 1% to 15% of their compensation to the Plan, subject to annual limits imposed by the Internal Revenue Service. Participants may direct contributions into nine different investment funds. These funds include Fund A (limited to investments in the common stock of the Company), Fund B (Twentieth Century Ultra Investors), Fund C (Twentieth Century Growth Investors), Fund D (Twentieth Century Select Investors), Fund E (American Century Balanced), Fund F (Benham Capital Preservation Fund which primarily invests in short-term investments and guaranteed insurance contracts), Fund G (American Century Value Fund), Fund H (Twentieth Century International Growth Fund), and Fund I (Charles B. Schwab Personal Choice Account). The Company will make matching contributions in an amount equal to 20% of the participant's annual contribution, not to exceed the lesser of 2% of the participant's compensation or $600 per participant. All Company contributions are directed to Fund A.

    (3)  Distributions

    Upon normal retirement, retirement for permanent disability, or death, a participant is entitled to the full value of the assets attributable to his or her contributions and Company contributions made on his or her behalf. Upon termination for any other reason, a participant is entitled to 100% of his or her contributions and the vested portion of Company contributions. Company contributions vest 20% after three years of service and 20% for each additional year of service until a participant is 100% vested upon completing seven years of service. Forfeitures of nonvested contributions are allocated to all Plan participants as of the Plan year-end on a pro rata basis according to individual participant annual earnings.

    Participants receive distributions from Fund A in shares of the Company's common stock, except that cash is distributed for fractional shares. Participants may also elect to receive cash for distributions with a value less than $1,000. During the years ended December 31, 1998 and 1997, 79,572 shares and 38,338 shares of the Company's common stock, respectively, were distributed to withdrawing participants. Participants receive distributions from all other funds in cash.

    (4)  Tax Status

    The Plan received a favorable determination letter, dated August 25, 1994, from the Internal Revenue Service confirming the tax-exempt status of the Plan under Section 401(a) of the Internal Revenue Code. The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

                                                    (Continued)

                  CERNER CORPORATION FOUNDATIONS
                         RETIREMENT PLAN

                   Notes to Financial Statements
                    December 31, 1998 and 1997


    (5)  Plan Participants

    The following summarizes the number of associate participants by fund as of December 31, 1998:

                     Cerner stock account              2,348
                     Twentieth Century Mutual Funds:
                       Ultra Investors                 1,553
                       Growth Investors                1,298
                       Select Investors                  922
                       International Growth Fund         198
                     Benham Preservation Fund            418
                     American Century Balanced Fund      584
                     American Century Value Fund         208
                     Charles B. Schwab Personal
                       Choice Account                     18
                                                       =====


    Because associates may invest in more than one fund, the number of associate participants above exceeds the total number of associate participants.


  CERNER CORPORATION                                                                            Schedule 1
  FOUNDATIONS RETIREMENT PLAN

  Item 27(a) - Schedule of Assets Held for Investment Purposes

  December 31, 1998


  __________________________________________________________________________________________________________
       Asset                                Description                               Cost      Fair Value
  __________________________________________________________________________________________________________

  Cerner Corporation        1,276,229 shares of common stock                     $ 16,241,387   34,139,126
  Twentieth Century         Ultra Investors Mutual Fund, 321,455 shares             9,141,810   10,739,820
  Twentieth Century         Growth Investors Mutual Fund, 261,509 shares            6,424,060    7,102,584
  Twentieth Century         Select Investors Mutual Fund, 91,878 shares             4,013,307    4,354,084
  Twentieth Century         Balanced Investors Mutual Fund, 116,479 shares          2,101,482    2,151,364
  Benham                    1,556,636 units of participation in a pooled fund       1,556,636    1,556,636
  American Century          Value Mutual Fund, 46,347 shares                          311,147      280,397
  Loans to participants     Loans to participants (bearing interest from 7%
                              to 10%)                                                 429,720      429,720
  Twentieth Century         International Growth Mutual Fund, 18,439 shares           174,860      176,646
  Charles B. Schwab         Schwab Personal Choice Account, 271,677 shares            271,677      271,677
  __________________________________________________________________________________________________________
                                                                                 $ 40,666,086   61,202,054
                                                                                  ===========   ==========

  See accompanying independent auditors' report.

                                                       9

  CERNER CORPORATION                                                                       Schedule 2
  FOUNDATIONS RETIREMENT PLAN

  Item 27(d) - Schedule of Reportable Transactions

  Year ended December 31, 1998

  _____________________________________________________________________________________________________
    Identity of party      Description        Purchase        Selling       Original       Net gain
       involved             of asset           price           price          cost          (loss)
  _____________________________________________________________________________________________________
  Cerner Corporation      Common stock      $ 4,640,928              -      4,640,928              -
  Cerner Corporation      Common stock                -      2,523,029      1,158,789      1,364,240
  American Century        Ultra fund          3,989,550              -      3,989,550              -
  American Century        Growth fund         3,240,907              -      3,240,907              -
  American Century        Select fund         2,443,395              -      2,443,395              -
                                              =========      =========      =========      =========

  Transactions involving Cerner Corporation common stock are party-in-interest transactions.

  NOTES:

    A reportable transaction is defined by the Department of Labor as:

    - A single transaction in excess of 5% of the fair value of Plan assets.

    - A series of transactions with or in conjunction with the same person, involving property other than securities, which amounts in the aggregate to more than 5% of the fair value of the Plan assets.

    - A series of transactions with respect to securities of the same issue which amounts in the aggregate to more than 5% of the fair value of the total Plan assets.

    - Any transaction with or in conjunction with a person if a prior or subsequent single transaction has occurred with respect to securities with or in conjunction with the same person in an amount in excess of 5% of the fair value of Plan assets.

    A reportable transaction is identified by comparing the fair value of the transaction at the transaction date with the fair value of the Plan assets at the beginning of the year ended December 31, 1998.

  See accompanying independent auditors' report.

                                       Independent Auditors' Consent
                                          The Board of Directors

Cerner Corporation:


We consent to incorporation by reference in the registration statements
(No. 33-56868, No. 33-55082, No. 33-41580, No. 33-39777, No. 33-39776,
No. 33-20155, and No. 33-15156) on Form S-8 of Cerner Corporation of our report dated June 15, 1999, relating to the statements of net assets available for participants of Cerner Corporation Foundations Retirement
Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for participants for the years then ended and the related supplemental schedules of assets held for investment purposes and reportable transactions, which report is included herein.

KPMG, LLP

Kansas City, Missouri
June 29, 1999

                            SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange
  Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             FOUNDATIONS RETIREMENT PLAN

  Dated: __6/29/99______________             By: _\s\David M. Evans_____